UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name:

Advisor Linx Private Strategies Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

c/o UMB Fund Services, Inc.

235 West Galena Street

Milwaukee, WI 53212

Telephone Number (including area code):

414-299-2000

Name and address of agent for service of process:

Ann Maurer Advisor Linx Private Strategies Fund c/o UMB Fund Services, Inc. 235 West Galena Street Milwaukee, WI 53212	with a copy to:	Joshua B. Deringer, Esq. Faegre Drinker Biddle & Reath LLP One Logan Square, Ste. 2000 Philadelphia, PA 19103-6996 215-988-2700

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

☒ Yes    ☐ No

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Kansas City in the State of Missouri, as of the 6th day of May, 2026.

Advisor Linx Private Strategies Fund

By:	/s/ Amy J. Small
Name:	Amy J. Small
Title:	Trustee

Attest:	/s/ Sarah Pollmann
Name:	Sarah Pollmann
Title:	Executive Assistant